

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Nathan D. Miller, Manager
Paramount Auto Funding, LLC
311 S. State Street, Ste. 380
Salt Lake City, UT 84111

  Re: Paramount Auto Funding, LLC
     Form 1-A/A
     Filed July 1, 2011
     File No. 024-10298

Dear Mr. Miller:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed December 13, 2010

Part I – Notification, page 3
Item 1. Significant Parties, page 3

1. We note you appear to refer to Blake Darling as an officer here and in the last paragraph on page 28, and to McCabe Cox as a manager in the third sentence of page 20, but on page 26 and elsewhere it appears that they are only members. Please revise to clarify Mr. Darling's position as an officer or manager.

Item 4. Jurisdiction in Which Securities Are to be Offered, page 6

2. Please revise to disclose whether the issuer will register in Utah or rely upon an exemption from registration. If an exemption will be relied upon, please disclose.

Item 6. Other Present and Proposed Offerings, page 7

3. Please revise to describe fully your current offering under Rule 147. See Item 6 of Form 1-A.

4. We understand the current Rule 147 offering is ongoing and will continue concurrently with the Regulation A offering. Please provide us an analysis as to whether the two offerings should be integrated under the Commission's five factor analysis. See the note to Rule 502(a) of Regulation D.

Part II – Offering Circular, page 9
Cover Page, page 9

5. Please revise under "Type of securities offered" to describe the prepayment term of the notes.

6. It appears from your disclosure on page 11 that the minimum note value to be sold in this offering is $5,000. If true, please revise the heading of the first column of the tables on pages 1 and 32 accordingly.

7. We note your offering's termination date of June 30, 2016. Please advise us of how the length of your offering complies with Rule 251(d)(3) of Regulation A and its requirement to comply with Rule 415 of Regulation C.

8. We note your statement in the footnote on page two that "all expenses of this offering will be borne by the Company." To the extent you have no expenses, as indicated under Use of Proceeds on page 21, please state as much here. See Model B, Item 2(c).

Risk Factors, page 4

9. Please disclose the extent to which previously issued notes have renewed, rather than matured, and disclose the risk that holders may elect to redeem their notes, causing the issuer to fund their repayment.

10. In a separate risk factor, please disclose and quantify the substantial $450,000 loan receivable and the risk associated with such loan.

11. According to the financial statements, the allowance for loan losses is 1% of total loans. Please address in a separate risk factor or explain why risk factor disclosure is not appropriate.

The current economic recession could impair . . . , page 13

12. Please revise to briefly clarify your reference to "dealership guarantee" in the second paragraph of this risk factor.

Because there will be no trading market for the Notes . . . , page 16

13. Please revise to clarify your reference to repurchases of the notes prior to maturity. It appears that you may be describing the early withdrawal mechanism outlined under Securities Being Offered on page 32. If so, please revise to clearly state as much and to describe the method by which the penalty is calculated.

Because the notes will have no sinking fund, …, page 16

14. Cash flow from operations does not appear to be adequate to repay maturing notes, as indicated in the next to last sentence of this risk factor. Please revise. Further, please disclose and quantify the "other sources of funds" to repay the notes, including, if true, the receipt of proceeds from sales of new notes. Please provide a full discussion of the material risks regarding adequate sources of funds to repay interest and principal on the notes. In this regard, please disclose any historical reliance on proceeds from new note sales to repay maturing notes and disclose the risk that such sales may be inadequate to repay maturing notes.

Because we require a substantial amount of cash to service our debt . . . , page 16

15. Please revise here to clarify the source of your indebtedness, for example, clarify whether you are referring to the notes previously issued and/or the notes that will be issued pursuant to this offering, rather than any other form of financing.

16. We note your reference to "implementing any strategic projects" in the list of factors included here. Please revise the appropriate sections of the offering circular to describe the strategic projects to which you are referring.

Our managers will have broad discretion over the use of proceeds . . . , page 17

17. Please clarify the meaning of "fund the purchase of motor vehicle contracts" in light of your disclosure under Use of Proceeds, on page 21. For example if you are referring to making new automobile loans, please revise accordingly.

18. If true, please revise the risk factor text and heading to disclose the risk that all or substantially all proceeds may be used to repay maturing debt and will not be available to fund additional vehicle loans.

19. The discussion in this risk factor refers to an indenture although the notes do not appear to be issued under an indenture. Please revise. In addition, please add a separate risk factor regarding the absence of an indenture and lack of compliance with the Trust Indenture Act of 1939.

The Notes automatically renew . . . , page 19

20. Please revise this risk factor to clearly discuss the risks applicable to investors participating in this offering that arise from the text you include here. For example, it appears that you have the ability to change the interest rate upon expiration of the original term of the note. Furthermore, please clearly describe the impact of this provision on investors being returned any invested principal.

Plan of Distribution, page 20

21. We note your disclosure in this section regarding how you intend to offer the securities. Please file these communications as exhibits to the offering statement and tell us how and when they will be used in connection with the offering. Please refer to the offering conditions of Rule 251(d)(1) of Regulation A applicable to the post-filing and post-qualification periods of the offering.

22. Under Rule 415 of Regulation C, the offering must commence promptly after qualification. Please disclose the jurisdictions in which the offering will commence promptly after qualification. Please disclose whether the offering will be registered in those jurisdictions or conducted under an exemption. If an exemption will be relied upon, please disclose the nature of the exemption.

23. Please revise here to include the end date of the offering.

Use of Proceeds, page 21

24. Please revise to describe your planned use of proceeds at different possible levels of proceeds, including if you are only able to raise nominal proceeds.

25. Please revise your disclosure here to indicate the amount of proceeds you intend to allocate toward making new automobile loans and to satisfy maturing debt obligations.

26. In this regard, reconcile your disclosure with your statement in the penultimate paragraph on page 24 that you anticipate all money raised through this offering over the next 12 months will be deployed through MCS.

27. Please revise to describe the maturing debt obligations to which you refer here in greater detail. See Instruction 4 to Item 5 of Model B.

28. We note the first risk factor on page 17 where you state that your managers will have broad discretion over the use of proceeds. Please note that you may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed. Please revise that risk factor or under Use of Proceeds, as appropriate. See Instruction 6 to Item 5 of Model B.

29. We note your statement that "[n]o proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered." Please revise to also state whether proceeds will be used to compensate such individuals for services to be rendered in the future. Furthermore, clarify you reference to stockholders in light of your LLC ownership structure.

The Company's Business, page 22
What the Company Does, page 22

30. Please revise to provide additional disclosure on the business of the two used car dealerships with which you have working relationships. For example, provide the location of such dealerships, their relative size and market share and any information you have on the percentage of their car loans originated by you. Please provide the basis for any statements made in response to this comment.

31. In order to provide an investor with a better understanding of your loans, for the most recent fiscal year, present separately the amount of loans in each category listed in Note 3 on page 40 which are: (1) due in one year or less, (2) due after one year through five years and (3) due after five years. Please note that scheduled repayments should be reported in the maturity category in which the payment is due and determinations of maturities should be based upon contract terms.

32. In order to provide an investor with a better understanding of your loans, as of the end of each period presented in your financial statements, state separately the aggregate amount of loans in each of the following categories:
   • Loans accounted for on a nonaccrual basis;
   • Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and
   • Loans not included above which are "troubled debt restructurings" as defined FASB ASC 470-60-15-6.

33. For each period and category noted in the comment above, state (i) the gross interest income that would have been recorded in the period then ended if the loans had been current in accordance with their original terms and had been outstanding throughout the

period or since origination, if held for part of the period; and (ii) the amount of interest income on those loans that was included in net income for the period.

34. Please revise to provide a discussion of your policy for placing loans on nonaccrual status should be provided.

35. As of the end of the most recent period presented, describe the nature and extent of any loans which are not currently loans accounted for on a nonaccrual basis, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

36. In order to provide an investor with a better understanding of your loan loss experience, for each period presented and using the categories in Note 3 on page 40, please revise to provide an analysis of your allowance for loan losses which includes:
    * Balance at the beginning of period
    * Charge-offs by category
    * Recoveries by category
    * Net charge-offs
    * Additions charge to operations
    * Balance at end of period
    * Ratio of net charge-offs during the period to average loans outstanding during the period
    * For each period presented, describe briefly the factors which influenced management's judgment in determining the amount of the additions to the allowance charged to operating expense. A statement that the amount is based on management's judgment will not be sufficient.

37. For each period presented, furnish a breakdown of the allowance for loan losses using the categories in Note 3 on page 40, including amount of allowance per category and percentage of total allowance.

Material Terms of the Company's Dealer Contracts, page 22

38. Please revise your disclosure in the second paragraph of this section to clarify the circumstances under which you can withdraw money from the loss reserve account.

39. Please revise here to discuss the approximate percentage of your business and accounts receivable derived from your relationship with MCS.

40. We note your reference to $430,000 in the last paragraph of this section. Your financial statements appear to refer to $450,000. Please reconcile these numbers or advise us of the reason for the apparent discrepancy.

Description of distinctive or special characteristics . . . , page 23

41. Please revise to provide the basis for your statement that "most financial institutions that specialize in subprime automobile lending offer rates at between 24% and 36% per annum."

42. We note your claim that the measures you take to ensure the loans are serviced by the dealerships and that the dealerships guarantee the loans allows you to effectively compete with your competitors. If you are stating that your competitors do not engage in similar practices please revise to clarify and to provide the basis for that statement.

43. Please expand on your discussion of existing or probable governmental regulation of your business and the impact of such regulation on your business. Please also revise the first risk factor on page 18 in accordance with your revisions here.

Company's Directors, Managers (Officers), and Key Personnel, page 26
Directors, page 26

44. It appears you are using the phrase "term of office" to refer to the period during which the listed individuals have been members. Please revise to clarify, if true, that your members do not serve for any particular term, but have been members for the period of time you specify.

Business experience of the Company's directors (members) and managers (officers), page 26

45. Please revise here to specify the average number of hours per week each of the listed individuals devotes to the business. In this regard, we note your disclosure elsewhere that they all have other full time jobs.

Remuneration of Members and Managers, page 28

46. Please revise to clarify that your tabular disclosure covers remuneration paid during the company's last fiscal year.

47. We note that you provided remuneration for your managers during the past year. Please revise to provide narrative disclosure regarding the circumstances under which such remuneration was paid. For example, describe any policy to pay your managers for services rendered or any provisions in your operating agreement relating to remuneration of members or managers.

48. Please revise the footnote at the bottom of page 28 to also disclose distributions made during your last fiscal year.

Ownership, page 29

49. Please revise the first column of this table to describe the class of ownership interest held by the listed individuals.

Interest of Management and Others in Certain Transactions, page 30

50. We note your statement that the company has made numerous loans to customers of Amicus Auto, LLC. Please revise throughout the offering circular, as appropriate, to discuss this aspect of your business.

51. Please revise to clarify your relationship with Titanium Funds, LLC. For example, clarify the circumstances under which you have an outstanding loan balance of $430,000 with Titanium and the nature and terms of such loan.

52. Furthermore, revise to clarify to which "Mr. Miller" you are referring in the last paragraph of page 30.

Securities Being Offered, page 32
General Description, page 32

53. Please revise to describe here and in a risk factor, as appropriate, any provisions of your operating agreement or applicable law that may affect your ability to make interest or principal payments on the Notes. For example, disclose your ability to make distributions to your members and any restrictions, or lack thereof, on making distributions to your members other than in the event of a liquidation or winding up.

54. Please also revise here to clarify, if true, that the Notes will be subordinate to the credit line or bank loan you are seeking.

Note Terms, page 32

55. In point (v) of this section, please revise to clarify the date from when the at least 60 days' notice must be given.

56. We note your disclosure regarding the automatic renewal of the note and your apparent ability to adjust its interest rate upon renewal. Please expand your discussion of the terms of the notes to clearly describe your obligations for paying interest or principal during the life of the note and how you will determine the interest rate upon automatic renewal and convey that information to note holders. Also, discuss in greater detail what you mean by Notes of the "same principal amount and term." For example, discuss how you will determine the interest rate if you have notes outstanding with different interest rates for the same term or if you are no longer issuing notes of the same term. Consider providing examples of how this interest rate adjustment mechanism will work in practice.

57. Please also revise here to discuss the restrictions on the transferability of the notes.

Appendix A
Financial Statements
General

58. The financial statements should be updated, if necessary, to comply with Form 1-A, Part F/S.

Financial Statements For the Years Ended December 31, 2010, 2009
Interim Financial Statements For the Three Months Ended March 31, 2011
Balance Sheets, page 26

59. We note your disclosure in paragraph 6 of Exhibit 6, Dealership Financing Agreement, that as each loan is funded, you place $500 into a separate reserve account. Please revise to separately disclose the restricted reserve account balance as of the end of each period presented and provide the disclosures in a note to financial statements.

Notes to Annual Financial statements
General

60. Please revise to provide a complete set of notes to your annual financial statements that includes all disclosures required by generally accepted accounting principles.

61. Please revise to describe your revenue-producing activities and the related revenue recognition policies followed. Please ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams.

Note 2 – Summary of Significant Accounting Policies
Accounting Method, page 39

62. We note your disclosure that you have elected March 31 as year end. However, you have presented financial statements for the year ended December 31, 2010 and 2009. Please clarify and revise your disclosures and financial statements as necessary.

Note 3 – Loans Receivable, page 39

63. Please tell us if you have modified any loans from their original terms during any of the periods presented

Notes to Interim Financial Statements
General

64. Provide a representation of management that all adjustments necessary for a fair statement of results for the interim period have been included. Refer to Part F/S Instruction 2 of Form 1-A.

65. Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Appendix B

66. We note that the form of promissory note provided here appears to have several provisions that are not appropriate for a note issued in connection with this offering. For example, it refers to a Confidential Private Placement Memorandum dated November 1, 2010 and requires several representations to be made by the note purchaser that are inappropriate as they suggest a purchaser is waiving his rights under the federal securities laws. Please provide the form of note that will actually be used in this offering.

Exhibits

67. Please file your certificate of formation and any amendment thereto as exhibits to the offering statement. See Item 2(2) of Part III.

68. We note the reference to the Security Agreement in section six of the Dealership Financing Agreement with MCS and HAF. Please file this agreement as an exhibit to the offering statement.

69. Please have your counsel revise the Attorney Consent provided on page 103 to specifically consent to the filing of the legality opinion as an exhibit to your offering statement.

70. We note that you have included an accountant's consent. Since an independent accountant's audit or review report has not been included in your offering statement, please remove.

71. Please note that your counsel must provide an updated legality opinion if you revise the terms of the note pursuant to our comment above.

72. We note that you have provided certain sales material pursuant to Rule 246 of Regulation A. Please advise us of how this sales material has been used or is intended to be used.

73. As a general rule, sales materials should be balanced in tone and content and consistent with offering circular disclosure. Please review and revise your sales material in this light.

Signatures, page 111

74. Please revise to designate the persons signing in the capacity of chief executive officer and chief financial officer.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have any questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director